Mail Stop 3561

May 24, 2006

Mr. Richard C. Honour
President and Chief Financial Officer
Viridax Corporation
270 NW 3rd Court
Boca Raton, Florida 33432-3720

>   **RE: Viridax Corporation**
>   **Response Letter filed May 4, 2006**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2005**
>   **Forms 10-QSB for Fiscal Quarters Ended July 31, 2005, October 31, 2005**
>   **and January 31, 2006**
>   **File No. 0-33473**

Dear Mr. Honour:

We have reviewed your response to our prior comments on the above referenced filings and have the following additional comments. Where indicated, we think you should file amendments to revise your disclosures in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8.A. Controls and Procedures, page 13

1.   We have reviewed your responses to prior comments nos. 1 and 9 including your agreement to provide revised disclosure in future filings. In your next response, please provide an affirmative statement, if true, that your principal executive and financial officers performed an evaluation of your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the periods covered by the

reports and that they concluded your disclosure controls and procedures were effective as of the end of your prior fiscal year ended April 30, 2005 and as of the end of each subsequent quarterly period. Please note that if you are required to amend your Form 10-K for the fiscal year ended April 30, 2005 or your Forms 10-Q for the quarterly periods ended July 31, 2005, October 31, 2005 or January 31, 2006 in response to other comments on those filings, you will need to amend the disclosure in Item 8.A. of your Form 10-K and Item 3. of your Forms 10-Q in the amended filings.

Financial Statements, page F-2

2. We note from your response that there is no relationship between the company and Moliris, Inc. (Moliris). Moliris filed a Form 8-K filed on October 26, 2004 disclosing in Exhibit 99.1 their acquisition on October 22, 2004 of certain Staphylococcus aureus bacteriophage assets from Mycobis Corporation (Mycobis) which appear to be identical to the Staphylococcus aureus bacteriophage assets you disclosed that you acquired from Mycobis on April 25, 2005. We note that in Exhibit A to the Asset Purchase Agreement filed under Exhibit 99.1 to the Moliris Form 8-K the descriptions of the assets have the same identification numbers and descriptions as those included under Item 2.01 in your Form 8-K filed on April 26, 2005.   It appears that Moliris acquired these assets from Mycobis in exchange for 400,000 shares of their common stock and valued these assets at $730,000.   Moliris subsequently recorded an impairment charge of $730,000 related to these assets for the year ended December 31, 2004. Moliris says they determined the assets were impaired due to their inability to generate cash flow in the future. Please tell us whether these are the same assets you acquired from Mycobis and if so, how Mycobis was able to convey a valid title to you. Please also tell us how you will be able to generate cash flow in the future from these assets.

3. We have reviewed your response that you valued the Bacteriophage material that you acquired from Mycobis based on the most recent sale of your common stock for cash. Please tell us how you determined that there is an active market for your securities.

4. It appears from your descriptions of the bacteriophage materials and your description of your company as a biopharmaceutical discovery and development company that the assets you acquired from Mycobis may be acquired in-process research and development related assets with no alternative future uses. Costs related to acquired in-process research and development with no alternative future uses should be written off in the period of acquisition. Please note that for research and development costs related to drugs and pharmaceutical agents to be capitalizable, the drugs or pharmaceutical agents generally must have reached the point where FDA (or other foreign regulatory) approvals have either been received or are imminently expected to be received. This is generally considered to be the earliest point at which the relevant costs meet all of the characteristics of an asset set forth in paragraphs 26 through 34 of Statement of Financial Accounting Concepts No. 6. Specifically, for these costs to qualify as a capitalizable asset they must embody a probable future benefit that involves a capacity to contribute directly or indirectly to future net cash inflows. It is not clear from your disclosures that you are at the stage in the development of your bacteriophage drugs or pharmaceutical

agents to be able to determine that future net cash inflows from this asset embody a probable future benefit. Please tell us in reasonable detail what consideration you gave to whether the bacteriophage materials meet the definition of research and development costs and, if so, whether such costs meet all the criteria to be capitalizable. Refer to the guidance in SFAS 2 and Statement of Financial Accounting Concepts No. 6 in preparing your response.

5.   If you determine that the acquired bacteriophage materials are not in-process research and development related assets with no alternative future uses, then you will need to assess these assets for impairment.   Long-lived assets must be assessed for impairment based on the criteria in paragraph 8 of SFAS 144.   Please tell us and disclose how you will assess impairment of the Bacteriophage material assets at April 30, 2006 including specifically how you will determine the future cash flows to be generated by these assets. Refer to SFAS 144 in preparing your response.

Statement of Changes in Stockholders' Equity (Deficit), page F-4

6.   We reviewed your response to prior comment no. 5, in which you request to provide all of the disclosures required by paragraph 11.d. of SFAS 7 for each issuance of equity securities on the face of the Statement of Stockholders' Equity, in future filings. We will accept this disclosure in future filings, unless you are required to amend your Form 10-K in response to other comments on that filing.

Exhibits 31.1 and 31.2 Certifications

7.   We have reviewed your response to prior comment no. 8. In your next response, please provide an affirmative statement that the inclusion of their titles by your officers in the first sentence of the certifications was not intended to limit the representations being made in the certifications to their capacity as officers. Please note that if you are required to amend your Form 10-K for the fiscal year ended April 30, 2005 or your Forms 10-Q for the quarterly periods ended July 31, 2005, October 31, 2005 or January 31, 2006 in response to other comments on those filings, you will need to amend the certifications as well.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843, in her absence or with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief